EXHIBIT 99.1

Precision Drilling Corporation Announces 2020 Third Quarter Unaudited Financial Results

CALGARY, Alberta, Oct. 22, 2020 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2020 third quarter financial results:

  Revenue of $165 million was a decrease of 56% compared with the third quarter of 2019.
  Net loss of $28 million or negative $0.10 per diluted share compared with a net loss of $4 million or negative $0.01 per diluted share in 2019.
  Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization (Adjusted EBITDA, see “NON-GAAP MEASURES”) of $48 million as compared with $98 million in the third quarter of 2019.
  Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $42 million and $27 million, respectively.
  Third quarter ending cash balance was $178 million, an increase of $3 million from June 30, 2020.
  Third quarter capital expenditures were $3 million.
  Reduced our unsecured senior notes balance by $159 million, recognizing a gain on repurchase of $28 million, and drew $123 million under our Senior Credit Facility. Our debt reduction included the full retirement of our 6.50% unsecured senior notes due 2021.
  Subsequent to September 30, 2020, we repurchased and cancelled US$14 million of our 7.75% unsecured senior notes due 2023, recognizing a gain on repurchase of $5 million.
  Recognized restructuring charges of $2 million and the Canadian government’s Canada Emergency Wage Subsidy (CEWS) program assistance of $8 million.

Precision’s President and CEO, Kevin Neveu stated:

“Precision’s third quarter results reflect better than expected financial performance as we generated $48 million in Adjusted EBITDA and $42 million in cash provided by operations, with results driven by excellent field performance and cost control throughout the organization. We accelerated debt reduction during the quarter and executed further debt repurchases in October, reducing debt by approximately $125 million year to date, reaching the mid-point of our 2020 targeted debt reduction range. Since 2018, Precision has reduced debt levels by over $500 million and remains on track to reach our long-term debt reduction target of $700 million by the end of 2022. We have retired the balance of our 2021 unsecured senior notes, utilizing our revolver to lower interest costs and create flexibility for future debt reduction, while preserving a strong liquidity position. These actions position us with increased financial strength with no maturities until late 2023, further enhancing our ability to persevere through a prolonged market downturn and capture value in a market recovery.”

“Our global scale, High Performance Super Triple rig fleet and stringent cost management drove strong third quarter market share and field margins in all of our core geographies. We have executed on key structural changes within Precision, including fixed cost and spending reductions and exiting underperforming business lines, all of which will reduce total 2020 cash outflows by up to $150 million. We expect to meet our targeted annualized fixed cost reductions of 35%, which includes normalized general and administrative expense savings of over $30 million and have positioned the business to sustain these savings in an increasing activity environment. A notable highlight is the success of our recently implemented SAP cloud platform, which has automated several administrative functions throughout the organization. This system has enabled significant and permanent cost savings and remains a major driver of the long-term structural cost improvements we have implemented. We believe our core business lines and lean cost structure position us well for the inevitable recovery, further promoting our operational leverage and strong cash flow generation capabilities.”

“Precision reinforced our digital leadership position during the quarter by not only increasing utilization of the Alpha suite of technologies on our Super Series rigs, but also through leveraging repeatable and proven field results to enhance our value proposition to existing Alpha customers and engaging in Alpha discussions with over a dozen new customer accounts. Precision currently has 39 Alpha-Rigs throughout North America, which are fully digitally enabled, pad-walking AC Super Triples equipped with AlphaAutomation and a platform to deploy AlphaApps and AlphaAnalytics. To date, these rigs have drilled approximately 1,700 wells in both the U.S. and Canada and have been fully commercialized in numerous basins for more than one year. We remain excited about our growing AlphaApps and AlphaAnalytics portfolio, which have further enhanced the value creation abilities of our Alpha-Rigs. To date we have 18 AlphaApps, six of which are commercial, generating over 1,650 App-days this year. We believe Precision’s Alpha technology is the industry’s leading digital platform which enables our customers to sustainably lower their drilling costs, critically important in this depressed commodity price environment. For Precision, Alpha is easily scalable across our standardized AC Super Triple fleet as industry activity levels improve.”

“In the U.S, we have seen rig counts improve from third quarter lows back to 25 rigs running today and expect additional rig deployments to occur into year-end. In Canada, the seasonal activity recovery to date has been largely led by deeper, gas and liquid-rich plays and is expected to continue into the winter season with a modestly improved outlook with 26 rigs running today. Internationally, Precision has six contracted rigs operating in Kuwait and Saudi Arabia, which will continue to generate excellent operational results for our customers and stable cash flow for Precision. We remain optimistic about re-contracting opportunities for additional rigs in Kuwait in the near term.”

“We remain on track to deliver on our 2020 strategic priorities, including our long-term deleveraging targets, while ensuring we preserve strong liquidity. We believe our assets, people, technology and cost focus will be primary vehicles for continuing our strong cash generation into 2021 while we remain ideally positioned for the inevitable industry rebound,” concluded Mr. Neveu.

IMPACT OF COVID-19

In March 2020, the Novel Coronavirus (“COVID-19”) outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the long-term success of these interventions is not yet determinable.

As a result of the decrease in demand, worldwide inventories of oil have increased significantly. However, voluntary production restraint from national oil companies and governments of oil-producing nations along with curtailments in the U.S. and Canada have shifted global oil markets from a position of over supply to inventory draws. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on Precision remains unknown at this time.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019	% Change	2020	2019	% Change
Revenue	164,822	375,552	(56.1)	734,065	1,169,019	(37.2)
Adjusted EBITDA(1)	47,771	97,895	(51.2)	208,140	286,899	(27.5)
Operating earnings (loss)(1)	(26,785)	19,235	(239.3)	(23,375)	86,878	(126.9)
Net earnings (loss)	(28,476)	(3,534)	705.8	(82,620)	7,679	(1,175.9)
Cash provided by operations	41,950	66,556	(37.0)	221,381	213,178	3.8
Funds provided by operations(1)	27,489	79,930	(65.6)	135,445	216,873	(37.5)
Capital spending:
Expansion and upgrade	-	13,083	(100.0)	13,764	112,795	(87.8)
Maintenance and infrastructure	3,211	10,831	(70.4)	24,859	25,550	(2.7)
Intangibles	-	12	(100.0)	57	476	(88.0)
Proceeds on sale	(5,705)	(3,385)	68.5	(16,416)	(85,837)	(80.9)
Net capital spending	(2,494)	20,541	(112.1)	22,264	52,984	(58.0)
Net earnings (loss) per share:
Basic	(0.10)	(0.01)	938.4	(0.30)	0.03	(1,100.0)
Diluted	(0.10)	(0.01)	938.4	(0.30)	0.03	(1,100.0)

(1)    See “NON-GAAP MEASURES”.

Operating Highlights

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2019	% Change	2020	2019	% Change
Contract drilling rig fleet	227	233	(2.6)	227	233	(2.6)
Drilling rig utilization days:
U.S.	1,957	6,613	(70.4)	9,684	20,730	(53.3)
Canada	1,613	3,822	(57.8)	8,216	10,579	(22.3)
International	559	827	(32.4)	1,974	2,275	(13.2)
Revenue per utilization day:
U.S.(1) (US$)	28,334	23,092	22.7	26,335	23,242	13.3
Canada (Cdn$)	21,430	19,311	11.0	21,593	21,342	1.2
International (US$)	54,887	51,233	7.1	54,631	50,923	7.3
Operating cost per utilization day:
U.S. (US$)	16,037	14,487	10.7	14,727	14,552	1.2
Canada (Cdn$)	12,924	14,639	(11.7)	13,940	15,406	(9.5)
Service rig fleet	123	123	-	123	123	-
Service rig operating hours	15,599	34,851	(55.2)	54,666	107,289	(49.0)

(1)    Includes revenue from idle but contracted rig days and contract cancellation fees.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	September 30, 2020	December 31, 2019
Working capital(1)	220,173	201,696
Cash	177,785	74,701
Long-term debt	1,359,800	1,427,181
Total long-term financial liabilities	1,426,762	1,500,950
Total assets	3,073,324	3,269,840
Long-term debt to long-term debt plus equity ratio	0.48	0.48

(1)    See “NON-GAAP MEASURES”.

Summary for the three months ended September 30, 2020:

  Revenue this quarter was $165 million, 56% lower than the third quarter of 2019. Our decreased revenue resulted from lower activity across all operating segments as customers reduced drilling programs in response to the global economic slowdown. Compared with the third quarter of 2019, our activity, as measured by drilling rig utilization days, decreased by 70% in the U.S., 58% in Canada and 32% internationally.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) of $48 million for the quarter decreased $50 million from the previous year. As a percentage of revenue, Adjusted EBITDA was 29% compared with 26% in the comparative quarter. The improved percentage was primarily due to U.S. idle but contracted rig payments and CEWS program assistance partially offset by higher restructuring costs and share-based compensation charges. See discussion on share-based incentive compensation under “Other Items” later in this release for additional details.
  Operating loss (see “NON-GAAP MEASURES”) this quarter was $27 million compared with operating earnings of $19 million in the third quarter of 2019. Our operating earnings in the prior year quarter were positively impacted by higher activity levels.
  General and administrative expenses this quarter were $12 million, $9 million lower than in 2019. Our lower general and administrative costs in 2020 were primarily due to lower fixed costs as we continued to align our cost structure to reflect reduced global activity, and the impact of CEWS program assistance.
  Restructuring charges were $2 million as compared to nil in 2019.
  Net finance charges were $28 million, a decrease of $1 million compared with the third quarter of 2019, primarily due to reduced interest expense related to retired debt, offset by the accelerated amortization of debt issue costs from the retirement of our 6.50% unsecured senior notes due 2021.
  In the third quarter of 2020, revenue per utilization day in the U.S. increased to US$28,334 from US$23,092 in 2019, primarily resulting from higher revenues from idle but contracted rigs and turnkey drilling. We had third quarter revenue from idle but contracted rigs and turnkey projects of US$10 million and US$2 million, respectively, as compared with nil in 2019. Operating costs on a per day basis increased to US$16,037 in the third quarter of 2020 compared with US$14,487 in 2019. The increase was mainly due to higher turnkey activity and fixed operating overheads being spread over fewer utilization days. On a sequential basis, revenue per utilization day, excluding revenue from contract cancellations, idle but contracted rigs and turnkey activity decreased by US$488 as compared to the second quarter of 2020. Operating costs per day increased by US$1,865 due to higher repairs and maintenance, turnkey activity and fixed operating overheads being spread over fewer utilization days.
  In Canada, average revenue per utilization day for contract drilling rigs was $21,430 compared with $19,311 in the third quarter of 2019 primarily due to our rig mix and higher operating expense recoveries. During the quarter, we did not recognize any contract shortfall revenue, consistent with 2019. Average operating costs per utilization day for drilling rigs in Canada decreased to $12,924 compared with the prior year quarter of $14,639. The decrease was mainly due to lower repairs and maintenance and the impact of CEWS program assistance. During the third quarter of 2020, we recognized CEWS program assistance of $4 million which lowered our operating costs per utilization day by $2,297.
  We realized revenue from international contract drilling of US$31 million in the third quarter of 2020, as compared with US$42 million in the prior year quarter. Average revenue per utilization day in our international contract drilling business increased 7% to US$54,887 from the comparable prior year quarter, primarily due to our rig mix.
  Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the third quarter of 2020 were $42 million and $27 million, respectively, compared to $67 million and $80 million in the prior year comparative period.
  Capital expenditures were $3 million in the third quarter, a decrease of $21 million over the same period in 2019.

Summary for the nine months ended September 30, 2020:

  Revenue for the first nine months of 2020 was $734 million, a decrease of 37% from the comparative 2019 period.
  Operating loss (see “NON-GAAP MEASURES”) was $23 million compared with operating earnings of $87 million in 2019. Our operating earnings in the prior year period were positively impacted by higher activity levels.
  General and administrative costs were $50 million, a decrease of $28 million from 2019. The decrease was due to lower overhead costs as a result of our restructuring activities, lower share-based compensation and the impact of CEWS program assistance of $4 million.
  Net finance charges were $83 million, a decrease of $7 million from 2019 primarily due to a reduction in interest expense related to retired debt partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated interest expense.
  Cash provided by operations was $221 million in 2020 as compared with $213 million in 2019. Funds provided by operations (see “NON-GAAP MEASURES”) were $135 million, a decrease of $81 million from the prior year comparative period of $217 million.
  Capital expenditures were $39 million, a decrease of $100 million compared with 2019. Capital spending in 2020 included $14 million for upgrade and expansion capital and $25 million for the maintenance of existing assets, infrastructure spending and intangibles.

STRATEGY

Precision’s strategic priorities for 2020 are as follows:

  Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 – In the third quarter of 2020, Precision generated $42 million of cash provided by operations (see “NON-GAAP MEASURES”) and $6 million of cash proceeds from the divestiture of non-core assets. We lowered debt levels by $64 million, recognizing $28 million of captured discounts on debt repurchases, leaving reported year to date debt reduction at $106 million. Subsequent to September 30, 2020, Precision repurchased an additional $19 million of unsecured senior notes in October, bringing our year to date debt reduction to approximately $125 million and reaching the mid-point of our 2020 targeted debt reduction range. Precision reported a cash balance of $178 million at September 30, 2020, compared to $175 million at June 30, 2020. We will place a high priority on maintaining a strong liquidity position until visibility improves.
  Demonstrate operational excellence in all aspects of our business – In Canada, we continued at record level market share and reported operating margins (revenue less operating costs) of $8,506 per utilization day. In the U.S., we lowered field costs and leveraged our contract book to generate reported operating margins of US$12,297 per utilization day. Internationally, we maintained stable activity, averaging six active drilling rigs, and recorded average day rates of US$54,887.
  Leverage our Alpha Technology platform as a competitive differentiator and source of financial returns – As at September 30, 2020, we have 39 pad-walking, AC Super Triple Alpha-Rigs equipped with our AlphaAutomation platform which have drilled over 500 wells in 2020. Since 2017, we have drilled approximately 1,700 wells with AlphaAutomation and currently have 18 AlphaApps available, six of which are commercial. In 2020, we have drilled approximately 150 wells with AlphaApps, generating over 1,650 AlphaApp days, further allowing us to differentiate our High Performance, High Value offering.

OUTLOOK

The energy industry continues to have a challenging outlook as the COVID-19 pandemic has resulted in significant global oil supply imbalances and near-term crude oil price volatility. Our customers have responded by materially reducing capital spending leading to a rapid reduction in global oilfield service activity levels. In this reduced-activity environment, our customers remain focused on operational efficiencies. We anticipate this will accelerate the industry’s transition towards service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and performance value for customers.

Precision continues to closely monitor announcements of available government financial support and economic stimulus programs. We are encouraged by the Government of Canada’s $1.7 billion well site abandonment and rehabilitation program, which will support industry activity levels and provide thousands of jobs throughout western Canada. The program is expected to run through the end of 2022 with government funds provided in stages. As the use of service rigs is an integral part of the well abandonment process, we believe our well servicing business is positioned to capture these opportunities as a result of our scale, operational performance and strong safety record. During the third quarter, we saw a rise in the number of approved abandonment applications and the distribution of program funding to oilfield service providers. Accordingly, we expect our abandonment service activity to increase in the fourth quarter of 2020 and support additional demand through the end of the well site abandonment and rehabilitation program in 2022.

On April 1, 2020, the Government of Canada announced the CEWS program, which would subsidize a portion of employee wages for Canadian employers whose businesses have been adversely affected by COVID-19. The program is intended to help employers re-hire previously laid off workers, prevent further job losses and better position Canadian businesses to resume normal operations. Under this program in the third quarter of 2020, we recognized $8 million of CEWS program assistance that was presented as a reduction to operating and general and administrative expense of $6 million and $2 million, respectively. The CEWS program has benefitted Precision and our employees as it has allowed us to retain a higher employment level for Canadian positions within our organization. As a result, we are highly supportive of this effective government program and are encouraged by the recent commitment of the Government of Canada to extend the program to June of 2021.

Contracts

Year to date in 2020 we have entered into 18 term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of October 21, 2020. For those quarters ending after September 30, 2020, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts and certain customers elect to pay contract cancellation fees.

	Average for the quarter ended 2019				Average for the quarter ended 2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of October 21, 2020:
U.S.	56	52	49	41	41	32	26	24
Canada	8	5	5	5	5	4	3	4
International	8	8	9	9	8	8	6	6
Total	72	65	63	55	54	44	35	34

The following chart outlines the average number of drilling rigs that we had under contract for 2019 and the average number of rigs we have under contract as of October 21, 2020.

	Average for the year ended
	2019	2020	2021
Average rigs under term contract as of October 21, 2020:
U.S.	49	31	7
Canada	6	4	5
International	9	7	6
Total	64	42	18

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2019				Average for the quarter ended 2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Average Precision active rig count:
U.S.	79	77	72	63	55	30	21
Canada	48	27	42	43	63	9	18
International	8	8	9	9	8	8	6
Total	135	112	123	115	126	47	45

According to industry sources, as of October 21, 2020, the U.S. active land drilling rig count is down 74% from the same point last year and the Canadian active land drilling rig count is down 44%. To date in 2020, approximately 80% of the U.S. industry’s active rigs and 54% of the Canadian industry’s active rigs were drilling for oil targets, compared with 82% for the U.S. and 62% for Canada at the same time last year.

Capital Spending

Capital spending in 2020 is expected to be $48 million and includes $30 million for sustaining, infrastructure and intangibles and $18 million for upgrade and expansion. We expect that the $48 million will be split $45 million in the Contract Drilling Services segment, $2 million in the Completion and Production Services segment and less than $1 million to the Corporate segment. At September 30, 2020, Precision had capital commitments of $109 million with payments expected through to 2022.

SEGMENTED FINANCIAL RESULTS

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2020	2019	% Change	2020	2019	% Change
Revenue:
Contract Drilling Services	150,773	346,443	(56.5)	682,060	1,060,182	(35.7)
Completion and Production Services	14,443	30,880	(53.2)	53,631	112,844	(52.5)
Inter-segment eliminations	(394)	(1,771)	(77.8)	(1,626)	(4,007)	(59.4)
	164,822	375,552	(56.1)	734,065	1,169,019	(37.2)
Adjusted EBITDA:(1)
Contract Drilling Services	51,594	105,167	(50.9)	236,940	316,917	(25.2)
Completion and Production Services	3,945	4,597	(14.2)	5,960	17,896	(66.7)
Corporate and Other	(7,768)	(11,869)	(34.6)	(34,760)	(47,914)	(27.5)
	47,771	97,895	(51.2)	208,140	286,899	(27.5)

(1)    See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change	2020	2019	% Change
Revenue	150,773	346,443	(56.5)	682,060	1,060,182	(35.7)
Expenses:
Operating	93,669	233,370	(59.9)	417,496	711,307	(41.3)
General and administrative	5,151	7,906	(34.8)	20,004	28,912	(30.8)
Restructuring	359	-	n/m	7,620	3,046	150.2
Adjusted EBITDA(1)	51,594	105,167	(50.9)	236,940	316,917	(25.2)
Depreciation	70,675	74,532	(5.2)	220,461	227,686	(3.2)
Gain on asset disposals	(2,684)	(3,956)	(32.2)	(8,617)	(43,228)	(80.1)
Impairment reversal	-	-	n/m	-	(5,810)	(100.0)
Operating earnings (loss)(1)	(16,397)	34,591	(147.4)	25,096	138,269	(81.8)
Operating earnings (loss)(1) as a percentage of revenue	(10.9)%	10.0%		3.7%	13.0%

 (1)    See “NON-GAAP MEASURES”.
n/m Not meaningful

United States onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	55	764	79	1,023
June 30	30	378	77	967
September 30	22	241	72	896
Year to date average	35	461	76	962

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	196	48	183
June 30	9	25	27	82
September 30	18	47	39	132
Year to date average	30	89	39	132

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change	2020	2019	% Change
Revenue	14,443	30,880	(53.2)	53,631	112,844	(52.5)
Expenses:
Operating	9,872	24,994	(60.5)	42,056	89,950	(53.2)
General and administrative	626	1,289	(51.4)	3,020	4,541	(33.5)
Restructuring	-	-	n/m	2,595	457	467.8
Adjusted EBITDA(1)	3,945	4,597	(14.2)	5,960	17,896	(66.7)
Depreciation	4,014	4,282	(6.3)	12,416	13,572	(8.5)
Loss (gain) on asset disposals	(236)	36	(755.6)	(1,237)	(3,566)	(65.3)
Operating earnings (loss)(1)	167	279	(40.1)	(5,219)	7,890	(166.1)
Operating earnings (loss)(1) as a percentage of revenue	1.2%	0.9%		(9.7)%	7.0%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-	123	123	-
Service rig operating hours	15,599	34,851	(55.2)	54,666	107,289	(49.0)
Service rig operating hour utilization	14%	31%		16%	31%

(1)    See “NON-GAAP MEASURES”.
n/m Not meaningful

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $8 million, as compared with $12 million in the third quarter of 2019. The improved margin was primarily due to our improved cost structure and CEWS program assistance partially offset by higher share-based compensation expense and increased restructuring charges. During the third quarter of 2020, we incurred $2 million of restructuring charges and recognized $1 million of CEWS program assistance.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2019 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Cash settled share-based incentive plans	971	(1,655)	(50)	4,664
Equity settled share-based incentive plans:
Executive PSU	2,434	3,103	8,128	8,499
Stock option plan	160	514	714	1,751
Total share-based incentive compensation plan expense	3,565	1,962	8,792	14,914

Allocated:
Operating	740	87	1,754	3,314
General and Administrative	2,825	1,875	7,038	11,600
	3,565	1,962	8,792	14,914

Cash settled shared-based compensation expense increased by $3 million in the current quarter primarily due to our increased share price. Our total equity settled share-based compensation expense for the third quarter of 2020 was $3 million, compared to $4 million in 2019. The lower expense in 2020 was primarily due to vesting of Executive PSUs and stock options granted in prior years.

Finance Charges

Net finance charges were $28 million, a decrease of $1 million compared with the third quarter of 2019, primarily due to reduced interest expense related to retired debt, offset by accelerated amortization of debt issue costs from the retirement of our 6.50% unsecured senior notes due 2021.

Interest charges on our U.S. denominated long-term debt in the third quarter of 2020 were US$18 million ($24 million) as compared with US$20 million ($27 million) in 2019.

Income Tax

Income tax expense for the quarter was $1 million compared with a recovery of $5 million in the same quarter in 2019. The higher income tax expense in the third quarter of 2020 was the result of not recognizing the benefit of Canadian deferred tax assets.

Normal Course Issuer Bid

During the third quarter of 2020, the Toronto Stock Exchange approved our application to renew our Normal Course Issuer Bid (NCIB). Under the terms of the NCIB, we may purchase and cancel up to a maximum of 23,997,668 common shares, representing 10% of the public float of common shares as of August 14, 2020. The NCIB will terminate no later than August 26, 2021.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	US$97 million drawn and US$32 million in outstanding letters of credit	General corporate purposes	November 21, 2023
Operating facilities (secured)
$40 million	Undrawn, except $8 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$306 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$271 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$358 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

As at September 30, 2020, we had US$1,032 million ($1,374 million) outstanding under our Senior Credit Facility and unsecured senior notes as compared with US$1,113 million ($1,445 million) at December 31, 2019. During the first nine months of 2020, we redeemed US$88 million principal amount and repurchased and cancelled US$3 million of our 6.50% unsecured senior notes due 2021, repurchased and cancelled US$37 million of our 5.25% unsecured senior notes due 2024, US$12 million of our 7.125% unsecured senior notes due 2026 and US$39 million of our 7.75% unsecured senior notes due 2023 and drew US$97 million under our Senior Credit Facility. We recognized a gain of $30 million on the repurchase of unsecured senior notes.

The current blended cash interest cost of our debt is approximately 6.5%.

Subsequent to September 30, 2020, we repurchased and cancelled US$14 million of our 7.75% unsecured senior notes due 2023, recognizing a gain on repurchase of $5 million.

Covenants

Following is a listing of our applicable Senior Credit Facility financial covenants and the calculations as at September 30, 2020:

	Covenant	At September 30, 2020
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.5	0.07
Consolidated covenant EBITDA to consolidated interest expense(1)	> 2.0	2.97

(1)    For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At September 30, 2020, we were in compliance with the covenants of our Senior Credit Facility.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters of greater than or equal to 2.5:1 to 2.0:1 for the period ending September 30, 2020, 1.75:1 for the period ending December 31, 2020, 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands)	2020	2019	2020	2019
Weighted average shares outstanding – basic	274,500	292,811	274,718	293,455
Effect of stock options and other equity compensation plans	—	—	—	6,213
Weighted average shares outstanding – diluted	274,500	292,811	274,718	299,668

NON-GAAP MEASURES

In this release we reference non-GAAP (Generally Accepted Accounting Principles) measures. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on assets disposals and depreciation and amortization), as reported in the Condensed Interim Consolidated Statement of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings (loss) is calculated as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Revenue	164,822	375,552	734,065	1,169,019
Expenses:
Operating	103,147	256,593	457,926	797,250
General and administrative	11,954	21,064	49,938	78,432
Restructuring	1,950	—	18,061	6,438
Depreciation and amortization	77,588	82,604	241,626	252,684
Gain on asset disposals	(3,032)	(3,944)	(10,111)	(46,853)
Impairment reversal	—	—	—	(5,810)
Operating earnings (loss)	(26,785)	19,235	(23,375)	86,878
Foreign exchange	1,161	1,470	2,924	(4,416)
Finance charges	27,613	28,490	83,276	90,178
Gain on repurchase of unsecured notes	(27,971)	(2,239)	(29,942)	(3,637)
Earnings (loss) before income taxes	(27,588)	(8,486)	(79,633)	4,753

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Condensed Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2020;
  our capital expenditure plans for 2020;
  anticipated activity levels in 2020 and our scheduled infrastructure projects;
  anticipated demand for Tier 1 rigs;
  the average number of term contracts in place for 2020 and 2021;
  anticipated cash outflow savings and liquidity;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of our response to the COVID-19 global pandemic;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$177,785	$74,701
Accounts receivable	175,243	310,204
Inventory	29,137	31,718
Income tax recoverable	—	1,142
Total current assets	382,165	417,765
Non-current assets:
Deferred tax assets	5,179	4,724
Right of use assets	59,571	66,142
Property, plant and equipment	2,597,577	2,749,463
Intangibles	28,832	31,746
Total non-current assets	2,691,159	2,852,075
Total assets	$3,073,324	$3,269,840

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$145,726	$199,478
Income taxes payable	5,079	4,142
Current portion of lease obligation	11,187	12,449
Total current liabilities	161,992	216,069

Non-current liabilities:
Share-based compensation	5,261	8,830
Provisions and other	9,434	9,959
Lease obligation	52,267	54,980
Long-term debt	1,359,800	1,427,181
Deferred tax liabilities	23,017	25,389
Total non-current liabilities	1,449,779	1,526,339
Shareholders’ equity:
Shareholders’ capital	2,291,796	2,296,378
Contributed surplus	73,097	66,255
Deficit	(1,052,076)	(969,456)
Accumulated other comprehensive income	148,736	134,255
Total shareholders’ equity	1,461,553	1,527,432
Total liabilities and shareholders’ equity	$3,073,324	$3,269,840

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Revenue	$164,822	$375,552	$734,065	$1,169,019
Expenses:
Operating	103,147	256,593	457,926	797,250
General and administrative	11,954	21,064	49,938	78,432
Restructuring	1,950	—	18,061	6,438
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	47,771	97,895	208,140	286,899
Depreciation and amortization	77,588	82,604	241,626	252,684
Gain on asset disposals	(3,032)	(3,944)	(10,111)	(46,853)
Impairment reversal	—	—	—	(5,810)
Foreign exchange	1,161	1,470	2,924	(4,416)
Finance charges	27,613	28,490	83,276	90,178
Gain on repurchase of unsecured senior notes	(27,971)	(2,239)	(29,942)	(3,637)
Earnings (loss) before income taxes	(27,588)	(8,486)	(79,633)	4,753
Income taxes:
Current	2,946	1,540	6,121	4,553
Deferred	(2,058)	(6,492)	(3,134)	(7,479)
	888	(4,952)	2,987	(2,926)
Net earnings (loss)	$(28,476)	$(3,534)	$(82,620)	$7,679
Net earnings (loss) per share:
Basic	$(0.10)	$(0.01)	$(0.30)	$0.03
Diluted	$(0.10)	$(0.01)	$(0.30)	$0.03

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Net earnings (loss)	$(28,476)	$(3,534)	$(82,620)	$7,679
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(36,384)	26,432	49,313	(64,932)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	29,404	(18,792)	(34,832)	50,081
Comprehensive income (loss)	$(35,456)	$4,106	$(68,139)	$(7,172)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Cash provided by (used in):
Operations:
Net earnings (loss)	$(28,476)	$(3,534)	$(82,620)	$7,679
Adjustments for:
Long-term compensation plans	3,106	2,461	8,727	13,385
Depreciation and amortization	77,588	82,604	241,626	252,684
Gain on asset disposals	(3,032)	(3,944)	(10,111)	(46,853)
Impairment reversal	—	—	—	(5,810)
Foreign exchange	1,293	1,796	2,447	(4,322)
Finance charges	27,613	28,490	83,276	90,178
Income taxes	888	(4,952)	2,987	(2,926)
Other	(142)	(39)	(905)	(198)
Gain on repurchase of unsecured senior notes	(27,971)	(2,239)	(29,942)	(3,637)
Income taxes paid	(2,137)	(857)	(6,085)	(4,744)
Income taxes recovered	1,228	71	1,228	1,142
Interest paid	(22,644)	(20,240)	(75,687)	(80,736)
Interest received	175	313	504	1,031
Funds provided by operations	27,489	79,930	135,445	216,873
Changes in non-cash working capital balances	14,461	(13,374)	85,936	(3,695)
	41,950	66,556	221,381	213,178
Investments:
Purchase of property, plant and equipment	(3,211)	(23,914)	(38,623)	(138,345)
Purchase of intangibles	—	(12)	(57)	(476)
Proceeds on sale of property, plant and equipment	5,705	3,385	16,416	85,837
Changes in non-cash working capital balances	(1,367)	(4,456)	(6,773)	(5,183)
	1,127	(24,997)	(29,037)	(58,167)
Financing:
Proceeds from Senior Credit Facility	123,029	—	128,059	—
Repurchase of unsecured senior notes	(158,921)	(18,742)	(204,386)	(142,575)
Share repurchase	—	(8,183)	(5,259)	(8,183)
Lease payments	(1,987)	(1,767)	(5,612)	(5,124)
Debt amendment fees	(22)	—	(690)	—
	(37,901)	(28,692)	(87,888)	(155,882)
Effect of exchange rate changes on cash	(2,516)	314	(1,372)	(1,994)
Increase (decrease) in cash	2,660	13,181	103,084	(2,865)
Cash, beginning of period	175,125	80,580	74,701	96,626
Cash, end of period	$177,785	$93,761	$177,785	$93,761

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(82,620)	(82,620)
Other comprehensive income for the period	—	—	14,481	—	14,481
Share repurchases	(5,259)	—	—	—	(5,259)
Redemption of non-management director DSUs	677	(502)	—	—	175
Share-based compensation reclassification	—	(1,498)	—	—	(1,498)
Share-based compensation expense	—	8,842	—	—	8,842
Balance at September 30, 2020	$2,291,796	$73,097	$148,736	$(1,052,076)	$1,461,553

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	—	—	—	2,800	2,800
Net earnings for the period	—	—	—	7,679	7,679
Other comprehensive loss for the period	—	—	(14,851)	—	(14,851)
Share repurchases	(8,183)	—	—	—	(8,183)
Share-based compensation expense	—	10,250	—	—	10,250
Balance at September 30, 2019	$2,314,097	$62,582	$147,163	$(968,395)	$1,555,447

THIRD QUARTER 2020 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, October 22, 2020.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”. Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until October 28, 2020 by dialing 855-859-2056 or 404-537-3406, passcode 4983760.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

Dustin Honing, Manager, Investor Relations and Corporate Development
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com